SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

GOPHER PROTOCOL INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $.00001 PER SHARE
(Title of Class of Securities)

38268V108
(CUSIP Number)

c/o Gopher Protocol Inc.
23129 Cajalco Road, Perris, CA 92570
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 4, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1of 6 Pages)

CUSIP No. 38268V108	13D	Page 3 of 8 Pages
1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Michael D. Murray
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 9,900,000(1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,900,000(1)
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,900,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.8% (2)
14	TYPE OF REPORTING PERSON* IN

(1) As of the date of the event which requires filing of this Schedule 13D the Reporting Person beneficially owns 9,900,000 shares of common stock representing shares of common stock issuable upon conversion of 9,900 Series D Preferred Shares having a stated value of $10.00 and a conversion price of $0.01 per share.

(2) Percentage of class calculated based on an aggregate of 5,871,602 shares issued and outstanding as of September 28, 2015, after giving effect to the transactions described in Item 4 of this Schedule 13D.

Item 1. Security and Issuer.

This Schedule 13D relates to the Common Stock, par value $0.00001 per share (the “Common Stock”), of Gopher Protocol Inc., a Nevada Corporation (the “Issuer”). The Issuer’s principal executive offices are located at 23129 Cajalco Road, Perris, CA 92570.

Item 2. Identity and Background.

This statement is being filed by and on behalf of Michael D. Murray (“Reporting Person”).

The address of the principal office of the Reporting Person is c/o Gopher Protocol Inc., 23129 Cajalco Road, Perris, CA 92570.

Reporting Person is principally involved in the business of consulting.

Reporting Person is a citizen of the United States.

Reporting Person is an accredited investor.

During the last five years, Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On March 4, 2015, the Reporting Person received Series D Preferred Shares (the “Securities”) pursuant to a Territorial License Agreement entered into between the Issuer and Hermes Roll LLC.

The Reporting Person acquired beneficial ownership of the Securities with his own personal funds.

The Reporting Person did not acquire beneficial ownership of any Securities with borrowed funds.

Item 4. Purpose of Transaction.

The Reporting Person has acquired the Securities of the Issuer for investment purposes, and such purchases have been made in the Reporting Person’s ordinary course of business.

Item 5. Interest in Securities of the Issuer.

As of September 28, 2015, Reporting Person beneficially owned 9,900,000 or 62.8% of Issuer’s common stock representing shares of common stock issuable upon conversion of 9,900 Series D Preferred Shares having a stated value of $10.00 and a conversion price of $0.01 per share.

Except as described in this Schedule 13D, Reporting Person has not effectuated any other transactions involving the securities in the last 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit No. 4.1 10.1	Description of Exhibit Certificate of Designation (1) Territorial License Agreement dated March 4, 2015, by and between Gopher Protocol Inc. and Hermes Roll LLC (1)

(1) Incorporated by reference to the Form 8-K Current Report filed with the Securities and Exchange Commission on March 12, 2015

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

October 9, 2015	/s/ Michael D. Murray
Michael D. Murray

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